SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934**

For the month of February, 2002

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.

Date: February 11, 2002

By:____

Name: Leonard Kruimer

Title: Chief Financial Officer (Chief Accounting Officer)

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 29, 2001 and the section of the Form 20-F entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

CRUCELL'S REVENUES IN 2001 INCREASE 33%

Leiden, The Netherlands, February 11, 2002- **Dutch antibody and vaccine company Crucell (NASDAQ, Euronext Amsterdam: CRXL) saw its total net revenues for the full year 2001 increase by 33% compared to 2000.**

In 2001, the pro forma net loss was EUR 12.9 million (US$ 11.4 million), compared to EUR 11.2 million (US$ 9.9 million) in 2000. In 2001, the pro forma results exclude a non-cash charge of EUR 10.2 million (EUR 5.1 million in 2000) for amortization of goodwill and other intangible assets, as well as a non-cash charge relating to stock option plans of EUR 0.9 million (EUR 31.2 million in 2000). In 2000, the pro forma results also exclude a non-cash charge for acquired in-process research and development of EUR 84.1 million.

Key figures
(In EUR '000)

	2001	% change	2000
Revenues	9,181	33%	6,910
Pro forma net loss	(12,942)	15%	(11,245)
Net loss	(23,986)	(82%)	(131,617)
Net loss per share (basic and diluted)	(0.68)	(87%)	(5.38)
Cash and cash equivalents	120,243	(12%)	136,056

Details of the financial results 2001

Revenues

Crucell's revenues for the year 2001 were EUR 9.2 million (US$ 8.1 million), a 33% increase over 2000 revenues of EUR 6.9 million (US$ 6.1 million). License revenues increased to EUR 8.0 million (US$ 7.1 million) in 2001, compared to EUR 6.0 million (US$ 5.3 million) in 2000. Government grants amounted to EUR 1.2 million (US$ 1.1 million) in 2001, compared to EUR 0.9 million (US$ 0.8 million) in the prior year. License revenues relate to agreements with companies such as Merck Inc. and Centocor (Johnson & Johnson) as well as from other agreements with 17 (bio)pharmaceutical licensees.

Results

In 2001 Crucell posted a pro forma net loss of EUR 12.9 million (US$ 11.4 million), compared to a pro forma net loss of EUR 11.2 million (US$ 9.9 million) in 2000. The pro forma net loss excludes non-cash charges relating to the amortization of goodwill and other intangibles assets, stock option plans, and acquired in-process research and development totaling EUR 11.0 million (US$ 9.7 million) in 2001 and EUR 120.4 million (US$ 106.7) in 2000.

The increase in the pro forma net loss was mainly attributable to increasing research and development (R&D) expenses. Total R&D expenses increased to EUR 17.4 million (US$ 15.4 million) in 2001, compared to EUR 7.2 million (US$ 6.4 million) in 2000.

Selling, general and administrative (SGA) expenses increased a mere 8% over last year to EUR 8.9 million (US$ 7.9 million).

Interest income amounted to EUR 6.2 million (US$ 5.5 million) in 2001, compared to EUR 0.9 million (US$ 0.8 million) in the prior year as a result of increased interest earned on cash deposits.

Cash flow and cash position

Total cash used in operations was EUR 12.0 million (US$ 10.6 million) in 2001, compared to EUR 6.2 million (US$ 5.5 million) in 2000. The increase in cash used in operations was mainly attributable to increased research and development expenditures and, to a lesser extent, increased SGA expenditures and a decrease in accounts payable. Cash used in investing activities decreased to EUR 5.2 million (US$ 4.6 million) compared to EUR 9.8 million (US$ 8.7 million) in 2000, mainly relating to a lower level of investments in plant and equipment in 2001. The company's cash and cash equivalents amount to EUR 120.2 million (US$ 106.5 million) at December 31, 2001.

Fourth quarter results

Revenues for the fourth quarter 2001 were EUR 3.9 million (US$ 3.4 million), compared to revenues of EUR 4.5 million (US$ 4.0 million) for the fourth quarter in 2000. Revenues in 2001 included a EUR 1.6 million (US$ 1.5 million) milestone-payment from Centocor. Fourth quarter revenues in 2000 included significant initial payments on PER.C6 contracts.

R&D expenses in the fourth quarter 2001 increased 118% over the same quarter last year. The net loss amounted to EUR 5.3 million (US$ 4.7 million), a decrease of 76% compared to the fourth quarter of the prior year (EUR 21.7 million and US$ 19.2 million). This change was mainly due to a decrease in stock-based compensation expenses.

Other events in 2001

- Major antibody deal closed with Johnson & Johnson's Centocor for the development and commercialization of Crucell's CD46 specific human antibodies for the treatment of cancer. In addition to receiving upfront and annual fees during 2001, the company achieved the first US$ 1.5 million milestone under this agreement in the fourth quarter;
- Merck & Co. initiated clinical trials using PER.C6-derived HIV-1 vaccines;
- The company concluded 6 contracts with new licensees for its PER.C6 human cell technology, among which is Molecular Medicine, which will provide PER.C6 contract manufacturing services to customers in the United States;
- Appointment of HIV specialist Professor Jaap Goudsmit to head vaccine research;
- Appointment of immunologist Professor Ada Kruisbeek to head oncology and inflammatory disease research;
- CFO Leon Kruimer assumed responsibilities for investor relations after Mr. Aslani, VP Strategy, left the company in the fourth quarter;

Commenting on the results CEO Dinko Valerio said: "After a successful 2000, the year 2001 has again been a very rewarding year. Major successes of 2001 were the antibody deal in August with Johnson & Johnson's Centocor for the development and commercialization of Crucell's CD46-specific human antibodies for the treatment of cancer. Also Merck & Co.'s decision to use PER.C6 in its HIV-1 vaccine clinical development program was made during the year. In 2001 we continued to attract top talent in science, intellectual property and business development. We have substantially increased our pool of outstanding skills and experience to fuel Crucell's future growth."

Outlook

The company raised capital at its IPO in October 2000 to fund its development needs. Crucell seeks to increase revenues from year to year. The company is expected to reach profitability once products are brought to market by licensees using our technology.

About Crucell

Dutch biotechnology company Crucell discovers and develops antibody and vaccine products against cancer, inflammatory and infectious diseases.

The company licenses products with (bio)pharmaceutical firms for which it receives upfront and annual payments, milestones and royalties.

Crucell is currently developing antibodies against different types of cancer and has additional programs in inflammation, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract technology to discover new targets and antibodies.

Crucell's CD-46 antibody against various types of cancers is licensed to Centocor, a Johnson & Johnson company. Crucell retains the commercial rights for Europe for this product.

Merck & Co. has obtained the exclusive rights to use Crucell's PER.C6 human cell system for the production of the vaccine's key adenoviral vector. Merck & Co. is currently conducting Phase I/II trials with its vaccine.

The company has furthermore developed a revolutionary new flu vaccine production system, based on its patented human cell system PER.C6. PER.C6 is widely embraced by the industry for the production of gene therapy products and viral vectors.

Crucell has been listed on the NASDAQ and Euronext exchanges since October 2000. Crucell has its headquarters in Leiden, the Netherlands, and currently employs 178 people.

For further information please contact:

Crucell N.V.
Leonard Kruimer
Vice President, CFO
Tel. +31-(0)71-524 8722
Fax. +31-(0) 71-524 8935
l.kruimer@crucell.com

Noonan Russo U.S.
Mary Clare Duch
Tel. +1-212-696 4455 ext.245
Fax. +1-212-696 9180
m.duch@noonanrusso.com

Noonan Russo Ltd
Veronica Sellar
Tel. +44-(0)20-7726 4452
Fax. +44-(0)20-7726 4453
v.sellar@noonanrusso.co.uk

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20-404 4707
Fax.+31-(0)20-644 9736
abos@hillandknowlton.com

Crucell N.V.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands of Euros)

	3 months ended December 31, 2001 (unaudited)	3 months ended December 31, 2000 (unaudited)	year ended December 31, 2001	year ended December 31, 2000
REVENUES:				
License	€ 3,337	€ 4,351	€ 7,972	€ 6,045
Government grants	530	198	1,209	865
Total revenues	**3,867**	**4,549**	**9,181**	**6,910**
COSTS AND EXPENSES:				
Research and development	4,772	2,173	17,392	7,189
Selling, general and administrative	2,165	3,794	8,875	8,218
Total costs and expenses	**6,937**	**5,967**	**26,267**	**15,407**
PRO FORMA LOSS FROM OPERATIONS	**(3,070)**	**(1,418)**	**(17,086)**	**(8,497)**
Interest income	1,172	408	6,205	914
Foreign currency income/(loss)	12	(2,198)	463	(2,219)
Equity in losses of unconsolidated investments	(587)	(576)	(2,524)	(1,443)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	**(2,473)**	**(3,784)**	**(12,942)**	**(11,245)**
Provision for income taxes	-	-	-	-
PRO FORMA NET LOSS	€ (2,473)	€ (3,784)	€ (12,942)	€ (11,245)

The above pro forma statement of operations for the 3 and 12 months ended December 31, 2001 and 2000, respectively, have been adjusted to present Crucell's operating results excluding non-cash charges related to the merger with U-Bisys B.V. (including amortization of goodwill and purchased intangibles) and non-cash charges related to stock option plans.

The following table reflects the differences between pro forma and as reported net loss:

	3 months ended December 31, 2001 (unaudited)	3 months ended December 31, 2000 (unaudited)	year ended December 31, 2001	year ended December 31, 2000
AS REPORTED PRO FORMA NET LOSS	**(2,473)**	**(3,784)**	**(12,942)**	**(11,245)**
Goodwill amortization	(2,539)	(2,509)	(10,156)	(5,078)
Stock based compensation	(253)	(15,409)	(888)	(31,153)
Acquired in-process research and development	-	-	-	(84,141)
NET LOSS	(5,265)	(21,702)	(23,986)	(131,617)

Crucell N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands of Euros)

	3 months ended December 31, 2001 (unaudited)	3 months ended December 31, 2000 (unaudited)	year ended December 31, 2001	year ended December 31, 2000
REVENUES:				
License	€ 3,337	€ 4,351	€ 7,972	€ 6,045
Government grants	530	198	1,209	865
Total revenues	**3,867**	**4,549**	**9,181**	**6,910**
COSTS AND EXPENSES:				
Research and development	4,772	2,173	17,392	7,189
Selling, general and administrative	2,165	3,794	8,875	8,218
Goodwill amortization	2,539	2,509	10,156	5,078
Stock based compensation	253	15,409	888	31,153
Acquired in-process research and development	-	-	-	84,141
Total costs and expenses	**9,729**	**23,885**	**37,311**	**135,779**
LOSS FROM OPERATIONS	**(5,862)**	**(19,336)**	**(28,130)**	**(128,869)**
Interest income	1,172	408	6,205	914
Foreign currency income/(loss)	12	(2,198)	463	(2,219)
Equity in losses of unconsolidated investments	(587)	(576)	(2,524)	(1,443)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	**(5,265)**	**(21,702)**	**(23,986)**	**(131,617)**
Provision for income taxes	-	-	-	-
NET LOSS	€ **(5,265)**	€ **(21,702)**	€ **(23,986)**	€ **(131,617)**
BASIC AND DILUTED NET LOSS PER SHARE:				
Net loss per share - basic and diluted	€ (0.15)	€ (0.66)	€ (0.68)	€ (5.38)
Weighted average shares outstanding - basic and diluted	35,318	32,704	35,268	24,486

Crucell N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands of Euros)

		year ended December 31, 2001		year ended December 31, 2000
Operating activities				
Net loss	€	**(23,986)**	€	**(131,617)**
Adjustments to reconcile operating loss to net cash used in operating activities:				
Depreciation		1,342		823
Amortization of deferred compensation		888		15,744
Compensation expense related to the issuance of stock options		-		15,409
Goodwill amortization		10,156		5,078
In-process research & development		-		84,141
Equity in losses of unconsolidated investments		2,524		1,443
Issuance of ordinary shares for services		-		57
Change in operating assets and liabilities, net of the effects of acquisitions:				
Trade accounts receivable		(2,738)		200
Receivable from related parties and employees		(787)		(368)
Prepaid expenses and other current assets		1,248		(1,642)
Accounts payable		(4,109)		4,681
Accrued compensation and related benefits		827		332
Deferred revenue		1,676		332
Accrued liabilities		937		(801)
Net cash used in operating activities		**(12,022)**		**(6,188)**
Cash flow from investing activities				
Investment in joint venture		(700)		(2,556)
Investment in partnership		(145)		(4,012)
Merger costs		-		(2,412)
Cash received in business combination		-		2,528
Purchase of plant and equipment		(4,366)		(3,379)
Net cash used in investing activities		**(5,211)**		**(9,831)**
Cash flow from financing activities				
Proceeds from the issuance of ordinary shares		436		128,003
Issuance of convertible loan to joint venture		-		
Proceeds from sale and lease-back of property, plant and equipment		984		-
Proceeds (repayment) of notes payable		-		(454)
Net cash used in financing activities		**1,420**		**127,549**
Net increase in cash and cash equivalents	€	(15,813)	€	111,530
Cash and cash equivalents at beginning of period		**136,056**		**24,527**
Cash and cash equivalent at end of period		**120,243**		**136,057**
Supplemental disclosure of non-cash investing and financing activities				
Issuance of ordinary shares and stock options in connection with business combinations		-		134,038

Crucell N.V.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands of Euros)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	€ 120,243	€ 136,056
Trade accounts receivable	3,111	373
Receivable from related parties and employees	239	9
Prepaid expenses and other current assets	1,268	2,516
Total current assets	124,861	138,954
Intangible assets, net	35,548	45,704
Plant and equipment, net	13,104	5,173
Notes receivable from related parties and employees	1,239	682
Investment in joint venture	507	1,402
Investment in partnership	-	4,610
Total assets	€ **175,259**	€ **196,525**
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	€ 2,341	€ 6,450
Accrued compensation and related benefits	1,744	917
Deferred revenue	2,008	332
Accrued liabilities	4,453	1,451
Total current liabilities	10,546	9,150
Shareholders' equity:		
Ordinary shares, €0.24 par value; 89,199,990 shares authorized; 35,318,188 and 35,027,378 shares issued and outstanding at December 31, 2001 and 2000 respectively	8,477	8,407
Additional paid-in capital	334,708	329,120
Deferred compensation	(4,334)	-
Accumulated deficit	(174,138)	(150,152)
Total shareholders' equity	164,713	187,375
Total liabilities and shareholders' equity	€ **175,259**	€ **196,525**